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                                                  OMB Number  3235-0104
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Farkas                            Michael                 D.
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   (Last)                            (First)              (Middle)
c/o WealthHound.com, Inc.
11 Broadway, Penthouse
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                                    (Street)

New York                             New York               10004
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     1/12/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

WealthHound.com, Inc. ("WLTH")
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

     Chief Executive Officer
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [ ]  Form Filed by More than One Reporting Person
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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock, $.001 par value per share    10,607,019                   D
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Common Stock, $.001 par value per share    43,142,511                   I                  (1)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the Form is filed by more than one Reporting Person, see Instruction
   5(b)(v).

                                                                          (Over)
                                                                 SEC 1473 (7-96)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Warrants to Purchase
Common Stock             Immed.     6/14/01        Common Stock            80,000           $.50               I             (2)
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====================================================================================================================================

Explanation of Responses:

(1)  Includes (i) 25,500,000 shares held by Mr. Farkas' wife, Rebecca J. Farkas,
     (ii) 15,000,000 shares held by First Security Investments over which Mr. Farkas has a verbal voting control agreement, (iii) 110,469 shares held by The Farkas Group, Inc. of which Mr. Farkas is the sole shareholder, (iv) 122,042 shares held by Atlas Equity Group of which Mr. Farkas is the President, (v) 670,000 shares held by Warrior Equity Partners, Inc. of which Mr. Farkas is the sole shareholder, (vi) 1,500,000 shares held by I-incubator.com, Inc. of which Atlas Equity Group is the majority shareholder, and (vii) 240,000 shares held by GSM Communications, Inc. of which Mr. Farkas is the President.

(2)  Warrant is held by Atlas Equity Group of which Mr. Farkas is the President.


/s/ Michael D. Farkas                          1/12/01
--------------------------------------------------------
 **Signature of Reporting Person              Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                 SEC 1473 (7-96)